As filed with the Securities and Exchange Commission on March 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WHOLE FOODS MARKET, INC.

(Exact name of registrant as specified in its charter)

Texas	74-1989366
(State of incorporation)	(I.R.S. employer identification no.)

601 North Lamar Blvd., Suite 300

Austin, Texas 78703

512-477-5566

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Glenda Flanagan

Executive Vice President and Chief Financial Officer

Whole Foods Market, Inc.

601 North Lamar Blvd., Suite 300

Austin, Texas 78703

512-477-5566

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copy to:

Bruce H. Hallett

Hallett & Perrin, P.C.

2001 Bryan Street., Suite 3900

Dallas, Texas 75201

(214) 953-0053

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, no par value	238,735	$77.42	$18,482,864	$2,342

(1)	Based on the average of the high and low prices of the common stock reported on the NASDAQ National Market System on March 5, 2004, for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2)	Each share of common stock, includes a right, upon the occurrence of certain events, to purchase 1/1000 of a share of Series A Junior Participating Preferred Stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 10, 2004

WHOLE FOODS MARKET, INC.

238,735 SHARES OF COMMON STOCK

This prospectus relates to 238,735 shares of common stock of Whole Foods Market, Inc. that may be offered and sold from time to time by certain holders (the “Selling Holders”) of the shares. We will not receive any proceeds from sales of the shares by the Selling Holders. We have agreed to bear certain expenses in connection with the registration of the securities being offered and sold by the Selling Holders.

We originally issued the shares in connection with the acquisition of the capital stock of Fresh & Wild Holdings Limited, a company incorporated in England and Wales.

Our common stock is traded on the NASDAQ National Market System under the symbol “WFMI.” The last reported sale price of our common stock on the NASDAQ National Market System on March     , 2004 was $             per share.

Investing in the common stock of the Company involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March     , 2004

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we file after the date of this prospectus with the SEC will automatically update and supercede this information. We incorporate by reference into this prospectus the documents listed below:

1.	Our annual report on Form 10-K for the year ended September 28, 2003;

2.	Our definitive proxy statement, filed on January 26, 2004, for our annual meeting of shareholders to be held on March 22, 2004;

3.	Our report on Form 10-Q for our first quarter of fiscal 2004; and

4.	All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the common stock under this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the Commission that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

You may request a copy of the documents incorporated by reference in this prospectus, other than exhibits which are not specifically incorporated by reference into such document, and our certificate of incorporation and bylaws, at no cost by writing or telephoning us at the following:

Whole Foods Market, Inc.

601 North Lamar Blvd., Suite 300

Austin, Texas 78703

Telephone: 512-477-4455, ext. 8000

Attention: Shareholder Services

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy this information at the following locations of the SEC:

Public Reference Room	Midwest Regional Office
450 Fifth Street, N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington, D.C. 20549	Chicago, IL 60661

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains a Web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the site is www.sec.gov.

You can also inspect reports, proxy statement and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this prospectus, other than statements of historical fact, that address activities, events or developments that we expect or anticipate may occur in the future, including statements regarding our future economic performance, restaurant openings, operating margins, the availability of acceptable real estate locations for new restaurants, and the sufficiency of our cash balances and cash generated from operating and financing activities for our future liquidity and capital resources needs, may be considered forward-looking statements. Also, when we use words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “probably” or similar expressions, we are making forward-looking statements.

These forward-looking statements are based on assumptions concerning risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to general business conditions, the timely development and opening of new stores, the integration of acquired stores, the impact of competition, and other risks detailed from time to time in the Company’s SEC reports, including the report on Form 10-K for the fiscal year ended September 28, 2003.

Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors–Risks Related to Our Business” beginning on page 4 of this prospectus and elsewhere in this prospectus or in the documents incorporated by reference in this prospectus. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

Whole Foods Market, Inc. owns and operates the country’s largest chain of natural and organic foods supermarkets. Our Company mission is to promote vitality and well-being for all individuals by supplying the highest quality, most wholesome foods available. Since the purity of our food and the health of our bodies are directly related to the purity and health of our environment, our core mission is devoted to the promotion of organically grown foods, food safety concern and sustainability of our entire eco-system. Through our growth, we have had a large and positive impact on the natural and organic foods movement throughout the United States, helping lead the industry to nationwide acceptance over the last 23 years.

We opened our first store in Austin, Texas in 1980 and as of September 28, 2003, we operated 145 stores in 26 states plus the District of Columbia and Canada. Our sales have grown rapidly through new store openings, acquisitions and same store sales growth, from approximately $92 million in fiscal year 1991, excluding the effect of pooling-of-interests transactions completed since 1991, to approximately $3.1 billion in fiscal year 2003, a compounded annual growth rate of approximately 34%. Our stores currently average approximately 31,000 square feet in size and approximately $22 million in annual sales. Our stores are supported by regional distribution centers, bakehouse facilities, commissary kitchens, seafood-processing facilities, produce procurement centers and a coffee roasting operation.

Our goal is to become a national brand synonymous with not just natural and organic foods, but with being the best food retailer in every community in which we are located. We believe our heavy emphasis on perishable products is helping us reach that goal, differentiating our stores from conventional supermarkets and enabling us to attract a broader customer base. Perishables accounted for approximately 66% of our total retail sales in fiscal year 2003. We believe that all shoppers, not just natural and organic food shoppers, appreciate great produce, dairy, meat, seafood, bakery and prepared foods, and it is our strength of execution in perishables that has attracted many of our most loyal customers.

Our principal corporate office is located at 601 North Lamar Blvd., Suite 300, Austin, Texas 78703, and our telephone number is 512-477-5566.

RISK FACTORS

An investment in our common stock involves a number of risks. Please carefully read the information below, as well as the section entitled “Additional Factors That May Affect Future Results” in our Annual Report on Form 10-K for the year ended September 28, 2003, which is incorporated in this prospectus by reference, which discusses certain factors that you should consider before you make a decision to invest in our Company.

Our Growth Is Partially Dependent on New Store Openings and Acquisitions

Our strategy is to expand through a combination of new store openings and, to a lesser extent, acquisitions of existing stores. Successful implementation of this strategy is contingent on numerous conditions, some of which are described below, and there can be no assurance that our expansion strategy can be successfully executed.

Our continued growth depends to a significant degree on our ability to open or acquire new stores in existing and new markets and to operate these stores successfully. Our expansion strategy is dependent on finding suitable locations, and we face intense competition from other retailers for such sites. We may not be able to timely open new stores or operate them successfully. In addition, we may not be able to successfully hire and train new team members or integrate those team members into the programs and policies of the Company. We may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner.

There can be no assurance that we will continue to grow through acquisitions. For the acquisitions that we do make, we may not be able to successfully integrate those businesses into our operations and support systems, or the operations of acquired businesses may be adversely affected by the introduction of our decentralized operational approach. The integration of acquired operations into our operations requires the dedication of management resources that may temporarily detract attention from our day-to-day business.

We May Experience Significant Fluctuations in Our Comparable Store Sales

Our comparable store sales in the future could fluctuate or be lower than our historical average for many reasons including new and acquired stores entering into the comparable store base, the opening of new stores in existing markets which cannibalize existing store sales, increased competition, price changes in response to competitive factors, and possible supply shortages. Results of operations may be materially impacted by fluctuations in our comparable store sales as it becomes more difficult to leverage expenses at a lower level of sales.

We May Experience Significant Fluctuations in Our Quarterly Operating Results

Our quarterly operating results could fluctuate for many reasons, including losses from new stores, variations in the mix of product sales, price changes in response to competitive factors, increases in store operating costs, possible supply shortages, extreme weather-related disruptions, and potential uninsured casualty losses or other losses. In addition, our quarterly operating results may fluctuate significantly as the result of the timing of new store openings, the timing of acquisitions, the range of operating results generated from newly opened stores and changes in estimates associated with the disposal of discontinued operations. Quarter-to-quarter comparisons of results of operations have been and may be materially impacted by the timing of new store openings.

Increased Competition May Have an Adverse Effect on Profitability

Our competitors currently include other natural foods supermarkets, conventional and specialty supermarkets, other natural foods stores, small specialty stores and restaurants. These businesses compete with us in one or more product categories. In addition, some traditional and specialty supermarkets are expanding more aggressively in marketing a range of natural foods, thereby competing directly with us for products, customers and locations. Some of these potential competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting and selling their products. Increased competition may have an adverse effect on profitability as the result of lower sales, lower gross profits and/or greater operating costs such as marketing.

Our Business May be Sensitive to Economic Conditions that Impact Consumer Spending

Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending. Future economic conditions affecting disposable consumer income such as employment levels, business conditions, interest rates and tax rates could reduce consumer spending or cause consumers to shift their spending to our competitors. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending to our competitors could adversely affect our growth and profitability.

Legal Proceedings Could Materially Impact Our Results

From time to time, we are party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property and other proceedings arising in the ordinary course of business. Although not currently anticipated by management, our results could be materially impacted by the decisions and expenses related to pending or future proceedings.

We May Be Subject to Product Liability Claims if People Are Harmed By the Products We Sell

There is increasing governmental scrutiny of and public awareness regarding food safety. We believe that many customers choose to shop our stores because of their interest in health, nutrition and food safety. We believe that our customers hold us to a higher food safety standard than conventional supermarkets. The real or perceived sale of contaminated food products by us could result in product liability claims, the settlement or outcome of which might have a material adverse effect on our sales and operations.

The Loss of Key Management Could Negatively Affect Our Business

We are dependent upon a number of key management and other team members. If we were to lose the services of a significant number of key team members within a short period of time, it could have a material adverse effect on our operations. We do not maintain key person insurance on any team member. Our continued success is also dependent upon our ability to attract and retain qualified team members to meet our future growth needs. We face intense competition for qualified team members, many of whom are subject to offers from competing employers. We may not be able to attract and retain team members as necessary to operate our business.

Union Attempts to Organize Our Team Members and Informational Picketing May Disrupt Our Business

Unions have from time to time attempted to organize our team members or portions of our team member base at certain stores or non-retail facilities. Responding to such organization attempts requires substantial management and team member time and can be disruptive to operations. In addition, our new and existing stores have from time to time been subjected to informational picketing and negative publicity campaigns by members of various local trade unions. Any of these union activities may have a negative financial effect on a store, facility or the Company as a whole.

Unfavorable Changes in Government Regulation Could Harm Our Business

Our stores are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages and licensing for the sale of food and, in some stores, alcoholic beverages. Our new store openings could be delayed or prevented or our existing stores could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses.

The manufacturing, processing, formulating, packaging, labeling and advertising of products are subject to regulation by various federal agencies including the FDA, FTC, CPSC, USDA and EPA. The composition and labeling of nutritional supplements are most actively regulated by the FDA under the provisions of the FFDC Act. The FFDC Act has been revised in recent years with respect to dietary supplements by the Nutrition Labeling and Education Act and by the Dietary Supplement Health and Education Act.

The USDA’s Organic Rule, implemented into federal law on October 21, 2002, should facilitate interstate commerce and the marketing of fresh and processed food that is organically produced and should also provide an assurance to our customers that such products meet consistent, uniform standards. Compliance with this rule might pose a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our results of operations and financial condition.

Changes in the Availability of Quality Natural and Organic Products Could Impact Our Business

There is no assurance that quality natural and organic products will be available to meet our future needs. If conventional supermarkets increase their natural and organic product offerings or if new laws require the reformulation of certain products to meet tougher standards, the supply of these products may be constrained. Any significant disruption in the supply of quality natural and organic products could have a material impact on our overall sales and cost of goods.

Perishable Foods Product Losses Could Materially Impact Our Results

We believe our stores more heavily emphasize perishable products than conventional supermarket stores. Perishable products accounted for approximately 66% of our total retail sales in fiscal year 2003. The Company’s emphasis on perishable products may result in significant product inventory losses in the event of extended power outages, natural disaster or other catastrophic occurrence.

Our Stock Price Is Volatile

The market price of our common stock could be subject to significant fluctuation in response to various market factors and events. These market factors and events include variations in our earnings results, changes in earnings estimates by securities analysts, publicity regarding us, our competitors, the natural products industry generally, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the natural products industry specifically, sales of substantial amounts of common stock in the public market or the perception that such sales could occur and other factors.

In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of our common stock. Volatility in the price of our common stock, changes in prevailing interest rates and changes in perception of our creditworthiness may adversely affect the price of our convertible subordinated debentures.

Capital Needed for Expansion May Not Be Available

The acquisition of existing stores, the opening of new stores, and the development of new production and distribution facilities require significant amounts of capital. In the past, our growth has been funded primarily through proceeds from public offerings, bank debt, private placements of debt and internally generated cash flow. These and other sources of capital may not be available to us in the future. In addition, restrictive covenants that may be imposed by our lenders may restrict our ability to fund our growth.

Information System Upgrades or Integrations May Disrupt Our Operations or Financial Reporting

We continually evaluate and upgrade our management information systems. We have completed a number of acquisitions in recent years, and the information systems at some of the acquired operations have not been fully integrated with our information systems. Although we do not anticipate any disruption in our operations or financial reporting as a result of system upgrades or system integrations, there can be no assurance that such disruption will not occur or that the desired benefits from the system upgrades will be realized.

We May Not Be Able to Adequately Protect Our Intellectual Property Rights

We rely on a combination of trademark, trade secret and copyright law and internal procedures and nondisclosure agreements to protect our intellectual property. There can be no assurance that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. In addition, the laws of certain foreign countries in which our products may be produced or sold do not protect our intellectual property rights to the same extent as the laws of the United States. Failure to protect our proprietary information could have a material adverse effect on our business, results of operations and financial condition.

Self-Insured Benefits Plan Claims Could Materially Impact Our Results

We provide self-insured, voluntary team member benefits plans that provide, among other benefits, health care benefits to participating team members. The plans are designed to provide specified levels of coverage, with excess insurance coverage provided by a commercial insurer. Costs of health care have risen significantly in recent years, and we expect this trend to continue. Our results could be materially impacted by claims and other expenses related to such plans.

Results of Examinations by the Internal Revenue Service and Other Taxing Authorities Could Materially Impact Our Results

We are subject to periodic audits and examinations by the Internal Revenue Service (“IRS”) and other state and local taxing authorities. Although not currently anticipated by management, our results could be materially impacted by the determinations and expenses related to these and other proceedings by the IRS and other state and local taxing authorities.

USE OF PROCEEDS

We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the Selling Holders.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is subject to our articles of incorporation and bylaws and the provisions of applicable Texas law.

Authorized Capital

We currently have authority to issue 150 million shares of common stock. As of February 15, 2004, 60,932,104 shares of our common stock were issued and outstanding.

We also have authority to issue five million shares of preferred stock. We may issue preferred stock from time to time in one or more series, without shareholder approval, when authorized by our board of directors. No shares of our preferred stock are currently issued and outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders.

Dividend and Liquidation Rights

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any securities of Whole Foods Market. Upon liquidation, dissolution or winding up of Whole Foods Market, the holders of our common stock are entitled to receive pro rata the assets of Whole Foods Market which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

On January 16, 2004, we paid our first quarterly cash dividend on our common stock in the amount of $0.15 per share. Subject to capital availability and a determination that the payment of cash dividends continues to be in the best interests of shareholders, we intend to pay a comparable quarterly dividend on an ongoing basis.

Preferred Stock Purchase Rights

In October 1999, our board of directors declared a dividend of one-half right to purchase 1/1000 of a newly issued share of Series A Junior Participating Preferred Stock at a price of $225 per fractional share. Since that date each of our newly issued shares of common stock have been issued with such rights attached. However, the rights issued under the rights agreement will not be exercisable initially. The rights will trade with our common stock and no certificates will be issued until certain triggering events occur involving acquisitions of our common stock. Depending upon the circumstances, all holders except a person seeking to acquire us may be entitled to:

•	acquire shares of common stock having a market value of twice the exercise price of each right;

•	exchange a right for shares of our common stock; or

•	receive shares of the acquiring person’s stock having a market value of twice the exercise price of each right.

The rights have no voting privileges and remain in existence until September 2009, unless redeemed by our board of directors at a price of $.01 per right. We may, from time to time, supplement or amend the rights agreement without holder approval, as long as any amendment does not materially adversely affect holders’ interests or to correct any ambiguity or inconsistency in the rights.

The rights could cause substantial dilution to a person or group that attempts to acquire Whole Foods Market without conditioning the offer on redemption of the rights or on substantially all of the rights also being acquired. The rights should not, however, interfere with any merger or other business combination approved by our board of directors because the rights may be redeemed by us as described above.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation.

SELLING HOLDERS

The shares of common stock were originally issued by us in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed to be “accredited investors” as defined in Regulation D under the Securities Act. These accredited buyers, together with their transferees, pledgees, donees or successors, comprise the persons who are “Selling Holders” under this prospectus and may from time to time offer and sell common stock pursuant to this prospectus.

The following tables set forth information with respect to the Selling Holders and the number of shares of common stock beneficially owned by each Selling Holder as of January 30, 2004 that may be offered under this prospectus. Such information has been obtained from the Selling Holders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their securities.

None of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Because the Selling Holders may offer all or some portion of the common stock pursuant to this prospectus, no estimate can be given as to the number of shares of common stock that will be held by the Selling Holders upon termination of any such sales. However, for purposes of the following tables, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the Selling Holders. Further, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock since the date on which they provided the information regarding their beneficial ownership of these securities, in transactions exempt from the registration requirements of the Securities Act.

Selling Holder	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Offered Hereby	Shares of Common Stock Owned After the Offering(1)
			Number	Percent of Class
Anthony John Harnett	1,587	1,587	0	0%
Barnet Feinblum	2,546	2,546	0	0%
Investec Trust (Guernsey) Limited	21,444	21,444	0	0%
Carol J. Hampf, PC	1,600	1,600	0	0%
Caryn D. Ellison	1,300	1,300	0	0%
Charles L. Biederman	1,379	1,379	0	0%
Eric J. Kramer	1,300	1,300	0	0%
Feinblum Investment Management LLP	3,824	3,824	0	0%
Frank Bretherton	5,524	5,524	0	0%
Fresh Capital Group Limited	23,976	23,976	0	0%
Gooch & Lederman Living Trust	752	752	0	0%
Ian M. Laing and Caroline E. Laing	5,000	5,000	0	0%
Jeffrey D. Cohn	1,505	1,505	0	0%
Jeremy Lloyd	3,892	3,892	0	0%
Joan Y. McCabe	399	399	0	0%
John A. Shields	2,272	2,272	0	0%
Judith E. Ollman	789	789	0	0%
Julie Feinblum	2,546	2,546	0	0%
Juniper Natural Foods LLP	98,384	98,384	0	0%
Laura Christman	3,927	3,927	0	0%
Lifephase Inc.	3,053	3,053	0	0%
Michael Shaun Lawson	6,084	6,084	0	0%
Paul Repetto	2,708	2,708	0	0%
Peter Bradford	6,597	6,597	0	0%
Robert W. Doran	5,539	5,539	0	0%
Sallie Charles & Harry Burnett	799	799	0	0%
Vincent V. Fantegrossi	2,385	2,385	0	0%
Virginia Perry	376	376	0	0%
William Rothacker	3,927	3,927	0	0%
Andrew Evans	19	19	0	0%
Bob Harrop	446	446	0	0%
Bryan Meehan	19,920	19,920	0	0%
Cathryn Seedhouse	904	904	0	0%
Craig Seedhouse	904	904	0	0%
Fiona McArthur and Neil Toolin	939	939	0	0%
Gary Hussey	49	49	0	0%
Jan Arnold	50	50	0	0%
Katherine Cordle	90	90	0	0%

(1)	Assumes that all of the shares offered hereby are sold.

Registration Rights

We have filed a registration statement of which this prospectus is a part pursuant to a registration rights agreement with the Selling Holders.

The registration rights agreement provides that we will, at our expense, use reasonable efforts to keep the registration statement effective until the earlier of:

•	the date when the Selling Holders are able to sell all of the securities offered hereby immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

•	the date when the Selling Holders have sold all of shares of common stock covered by this prospectus.

The agreement provides that the Selling Holders will immediately discontinue disposition of the securities registered under this prospectus if we notify the holders that this prospectus contains a material misstatement until such time as we prepare an amendment or supplement to this prospectus or otherwise notify the holders that the use of this prospectus may be resumed.

Each holder who sells securities pursuant to the registration statement generally will be:

•	required to be named as a selling holder in this prospectus or a prospectus supplement;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these securities from time to time after the date of this prospectus. The term “Selling Holders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a Selling Holder as a gift, pledge, partnership distribution or other non-sale related transfer. The Selling Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will not receive any of the proceeds from the sale by the Selling Holders of the securities offered by this prospectus. We will bear all fees and expenses incident to our obligation to register the securities offered by this prospectus.

The Selling Holders may sell all or a portion of the securities offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the selling holders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities offered by this prospectus may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

If the Selling Holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the Selling Holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The Selling Holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Holders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if the default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Holders to include the pledgee, transferee or other successors in interest as Selling Holders under this prospectus. The Selling Holders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners of purposes of this prospectus.

The Selling Holders and any broker-dealer participating in the distribution of the securities offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the securities offered hereby is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the securities offered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Holder will sell any or all of the securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

The Selling Holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the securities pursuant to the registration rights agreement, estimated to be $20,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Holders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Holders will be entitled to contribution. We may be indemnified by the Selling Holders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Holders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the securities offered by this prospectus will be freely tradable in the hands of persons other than our affiliates.

UNDERWRITERS

The SEC staff is of a view that selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus.

LEGAL MATTERS

The validity of the shares of common stock was passed upon for us by Hallett & Perrin, P.C., Dallas, Texas.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended September 28, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, dated November 12, 2003 given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following expenses will be paid by the registrant:

Item	Amount (1)
SEC registration fee	$2,342
Legal fees and expenses	10,000
Accounting fees	5,000
Miscellaneous	2,658

Total	$20,000

(1)	All items other than SEC registration fee are estimated.

Item 15.	Indemnification of Directors and Officers.

Article 2.02-1 of the Texas Business Corporation Act provides that a Texas corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.

The Company’s Restated Articles of Incorporation provide that no director shall be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty, provided that the liability of a director is not limited for (i) any breach of the director’s duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) an act related to an unlawful stock repurchase or repayment of a dividend, (iv) any transaction from which such director derived an improper personal benefit or (v) an act or omission for which the liability of a director is expressly provided by law.

Article IX of the Company’s bylaws provides, in general, that the Company shall indemnify its directors and officers under the circumstances defined under the Texas Business Corporation Act. The Company has obtained an insurance policy insuring the directors and officers of the Company against certain liabilities, if any, that arise in connection with the performance of their duties on behalf of the Company and its subsidiaries.

An insurance policy obtained by the registrant provides for indemnification of officers and directors of the registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 16.	Exhibits.

Exhibit No.	Description
4.1	Form of Zero Coupon Convertible Subordinated Debentures Due 2018 (1)

4.2	Indentures between the Company and Chase Bank of Texas, National Association, as Trustee (1)

4.3	Shareholder Rights Agreement, dated September 22, 1999, between the Registrant, Whole Foods Market, Inc. and Securities Transfer Corporation (2)

4.4	Registration Rights Agreement by and among the registrant and the selling shareholders (3)

5.1	Opinion of Hallett & Perrin, P.C.(3)

10.1	1993 Team Member Stock Ownership Plan(4)

10.2	Form of Retention Agreement between the executive officers of the Registrant and the Registrant(5)

10.3	Form of amendment to Retention Agreement(4)

10.4	Second Amended and Restated Credit Agreement, dated February 7, 2000, by and among Registrant, the subsidiaries of the Registrant, Chase Bank of Texas, National Association, Wells Fargo Bank Texas, National Association, First Union National Bank, Bankboston, National Association, and Chase Securities Inc.(6)

10.5	First Amendment, dated March 1, 2001, to Second Amended and Restated credit Agreement, dated February 7, 2000, by and among Registrant, the subsidiaries of the Registrant, Chase Bank of Texas, National Association, Wells Fargo Bank Texas, National Association, First Union National Bank, Bankboston, National Association, and Chase Securities Inc.(7)

10.6	Second Amendment, dated June 10, 2002, to Second Amended and Restated credit Agreement, dated March 1, 2001, by and among Registrant, the subsidiaries of the Registrant, JPMorgan Chase Bank, National Association, Wells Fargo Bank Texas, National Association, Wachovia Bank, National Association, Fleet National Bank, Guaranty Bank, Standard Federal Bank, National Association and US Bank(8)

10.7	Third Amendment, dated March 6, 2003, to Second Amended and Restated credit Agreement, dated March 1, 2001, by and among Registrant, the subsidiaries of the Registrant, JPMorgan Chase Bank, National Association, Wells Fargo Bank Texas, National Association, Wachovia Bank, National Association, Fleet National Bank, Guaranty Bank, Standard Federal Bank, National Association and US Bank(9)

10.8	1992 Stock Option Plan for Team Members, as amended(10)

10.9	1992 Stock Option Plan for Outside Directors(4)

10.10	1993 Team Member Stock Purchase Plan(4)

10.11	Second Amended and Restated 1991 Stock Incentive Plan of Fresh Fields Markets, Inc. with amendments thereto(10)

10.12	1994 Director Stock Option Plan with amendments thereto(10)

10.13	Form of Indemnification and Hold Harmless Agreement; entered into with certain of the Company’s, and each of its subsidiary’s, officers and directors(11)

23.1	Consent of Ernst & Young LLP(3)

23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5.1 to this Registration Statement).

24	Powers of Attorney (included on page II-3 of this Registration Statement).

(1)	Filed as an exhibit to Registration Statement on Form S-3 (No. 333-51419) and incorporated herein by reference.
(2)	Filed as an exhibit to Registrant’s Form 8-K (No. 033-44214) and incorporated herein by reference.
(3)	Filed herewith.
(4)	Filed as an exhibit to Registration Statement on Form S-4 (No. 33-63824) and incorporated herein by reference.
(5)	Filed as an exhibit to Registration Statement on Form S-1 (No. 33-44214) and incorporated herein by reference.
(6)	Filed as an exhibit to Registrant’s Form 10-K for year ended September 24, 2000 and incorporated herein by reference.
(7)	Filed as an exhibit to Registrant’s Form 10-K for year ended September 30, 2001 and incorporated herein by reference.
(8)	Filed as an exhibit to Registrant’s Form 10-K for year ended September 29, 2002 and incorporated herein by reference.
(9)	Filed as an exhibit to Registrant’s Form 10-K for year ended September 28, 2003 and incorporated herein by reference.
(10)	Filed as an exhibit to Registration Statement on Form S-8 (No. 33-11273) and incorporated herein by reference.
(11)	Filed as an exhibit to Registrant’s Form 10-Q for quarter ended January 18, 2004 and incorporated herein by reference.

Item 17.	Undertakings.

(a)	Rule 415 Offering

The registrant hereby undertakes (1) to file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Filings Incorporating Subsequent Exchange Act Documents by Reference

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Indemnification for Liability under the Securities Act of 1933

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin and State of Texas on the 10th day of March, 2004.

WHOLE FOODS MARKET, INC.

By:	/s/ GLENDA FLANAGAN

Glenda Flanagan, Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned hereby appoints John Mackey and Glenda Flanagan, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 as amended any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below and on March 10, 2004.

Name	Title

/s/ JOHN P. MACKEY John P. Mackey	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ GLENDA FLANAGAN Glenda Flanagan	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ DAVID W. DUPREE David W. Dupree	Director

/s/ DR. JOHN B. ELSTROTT Dr. John B. Elstrott	Director

/s/ AVRAM J. GOLDBERG Avram J. Goldberg	Director

/s/ GABRIELLE E. GREENE Gabrielle E. Greene	Director

/s/ LINDA A. MASON Linda A. Mason	Director

/s/ MORRIS J. SIEGEL Morris J. Siegel	Director

/s/ DR. RALPH Z. SORENSON Dr. Ralph Z. Sorenson	Director